Form 12b-25
           [As last amended in Release No. 34-35113,
                December 19, 1995, 59 F.R.67742.]

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 12B-25

                   NOTIFICATION OF LATE FILING
                          (Check One):

[ X ]Form 10-K  [  ] Form 20-F  [  ]Form 11-K  [  ]Form N-SAR

     For Period Ended:  May 31, 1995
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:
______________________________________________________________________
     Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________
     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

______________________________________________________________________

Part I - Registrant Information
______________________________________________________________________

Full name of Registrant       RUBY MINING COMPANY

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

                              877 NORTH 8TH WEST

City, State and Zip Code
                              RIVERTON, WY 82501
______________________________________________________________________

Part II - Rules 12b-25(b) and (c)
______________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
  (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;
  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
____________________________________________________________________

Part III - Narrative
____________________________________________________________________

  State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

  The Registrant's affiliate, U.S. Energy Corp., is responsible for the preparation and filing of the Registrant's 34 Act filings. As a direct result of work needed to be performed for the final submissions required to be made in August 1995 by U.S. Energy in its litigation and arbitration proceedings against Nukem, Inc. et al, U.S. Energy's staff has been unable to finish the Form 10-KSB Report and file the Report on EDGAR. The subject litigation and arbitration proceedings have been reported in U.S. Energy Corp.'s 1934 Act filings for the past three years.

  In addition, this will be the Registrant's first EDGAR filing. U.S. Energy's EDGAR experience to date indicates that filing (not preparation) time for the Form 10-KSB Report will be 2 working days, commencing after the Form 10-KSB Report is completed.

  Because of the foregoing two factors, the Registrant will be unable to file the fiscal 1995 Form 10-KSB Report by its August 29, 1995 due date. The Registrant believes that no portion of the Form 10-KSB Report should be filed without it being complete.

     The Registrant will file the Form 10-KSB Report on or before September 13, 1995.

______________________________________________________________________

Part IV - Other Information
______________________________________________________________________

  (1) Name and telephone number of person to contact in regard to this notification.

          STEPHEN E. ROUNDS       (303) 377-6997

  (2) Have all other period reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                               [ X ]Yes   [  ]No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [  ]Yes   [ X ]No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                       RUBY MINING COMPANY
     _______________________________________________________
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 30, 1995       By:  s/ John L. Larsen
      ___________________      ____________________________________
                                 John L. Larsen, President